September 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Symantec Corporation
Form 10-K for the Fiscal Year Ended March 28, 2014
Filed May 17, 2014
File No. 000-17781

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 11, 2014, from Mr. Patrick Gilmore to Mr. Thomas Seifert of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.

Form 10-K for the Fiscal Year Ended March 28, 2014

Note 8. Commitments and Contingencies

Litigation Contingencies, page 83

1. We note your disclose that the initial analysis of actual damages exposure from the government’s investigation of your compliance with certain provision of your GSA contract is approximately $145 million. You also disclose that the government has indicated that they will pursue claims for certain sales in specific states and through reseller GSA Schedule contracts as well as the possibility that the investigation could lead to claims or findings of violations of the False Claims Act, which could be material. Your disclosures indicate that your current estimate of the low end of the range of estimated loss from this matter is $25 million. Please tell us and clarify in future filings whether the $25 million recorded contemplates estimated losses from both the investigation of compliance with the contract provisions and possible violations of the False Claims Act. Also tell us whether you believe there is at least a reasonable possibility that a loss may have been incurred in excess of the amount recorded. If there is at least a reasonable possibility that a loss may have been incurred, please disclose in future filings an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss or state such an estimate cannot be made. We refer you to ASC 450-20-50. Please note that while we understand that there are uncertainties associated with estimating the amount of reasonably possible losses in excess of accrual, ASC 450-20-50 does not require that the estimate be precise. Similar concerns apply to your Form 10-Q for the quarterly period ended July 4, 2014. Please provide us with your proposed disclosure in your response.

Response:

The $25 million accrual referenced in Note 8 contemplates estimated losses from both the investigation of compliance with the terms of the GSA Schedule contract as well as possible violations of the False Claims Act. In addition, while we believe that there is at least a reasonable possibility that a loss may have been incurred in excess of the accrual recorded, we are unable to provide an estimate of the range of loss. We acknowledge that the estimate need not be precise.

We have set forth below proposed changes to Note 8 from the disclosure contained in our Form 10-Q for the quarterly period ended July 4, 2014 (additions and deletions noted in bold, italicized type).

Proposed Disclosure:

Note     . Commitments and Contingencies

Litigation Contingencies

During the first quarter of fiscal 2013, we were advised by the Commercial Litigation Branch of the Department of Justice’s Civil Division and the Civil Division of the U.S. Attorney’s Office for the District of Columbia that the government is investigating our compliance with certain provisions of our U.S. General Services Administration (“GSA”) Multiple Award Schedule Contract No. GS-35F-0240T effective January 24, 2007, including provisions relating to pricing, country of origin, accessibility, and the disclosure of commercial sales practices.

As reported on the GSA’s publicly-available database, our total sales under the GSA Schedule contract were approximately $222 million from the period beginning January 2007 and ending September 2012. We have fully cooperated with the government throughout its investigation and in January 2014, representatives of the government indicated that their initial analysis of our actual damages exposure from direct government sales under the GSA schedule is approximately $145 million; since the initial meeting, the government’s analysis of our potential damages exposure relating to direct sales has increased. The government has also indicated they are going to pursue claims for certain sales to New York, California, and Florida as well as sales to the federal government through reseller GSA Schedule contracts, which could significantly increase our potential damages exposure.

In 2012, a sealed civil lawsuit was filed against Symantec related to compliance with the GSA Schedule contract and contracts with California, Florida, and New York. On July 18, 2014, the Court-imposed seal expired, and the government intervened in the lawsuit. Symantec and the government continue to discuss potential resolutions through confidential settlement discussions.

It is possible that the litigation could lead to claims or findings of violations of the False Claims Act, and could be material to our results of operations and cash flows for any period. Resolution of False Claims Act investigations can ultimately result in the payment of somewhere between one and three times the actual damages proven by the government, plus civil penalties in some cases, depending upon a number of factors. Our current estimate of the low end of the range of the probable estimated loss from this matter is $25 million, which we have accrued. This amount contemplates estimated losses from both the investigation of compliance with the terms of the GSA Schedule contract as well as possible violations of the False Claims Act. There is at least a reasonable possibility that a loss may have been incurred in excess of our accrual for this matter, however we are currently unable to determine a [deleted: precise] range of estimated losses resulting from this matter.

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As requested, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at 650-527-6643 or to Mark Garfield, Senior Vice President and Chief Accounting Officer of the Company, at 650-527-3889.

Very truly yours,

/s/ Thomas J. Seifert
Thomas J. Seifert
Executive Vice President and Chief Financial Officer Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
Michael A. Brown, Interim President and Chief Executive Officer
Scott Taylor, Executive Vice President, General Counsel and Secretary
Mark Garfield, Senior Vice President and Chief Accounting Officer
Gabe de la Rosa, Partner, KPMG LLP